June 19, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Reference:	Wellman, Inc. Form 10-K for the FYE December 31, 2005, filed on March 15, 2006 File No. 1-10033
Dear Mr. Hartz:
Enclosed on behalf of Wellman, Inc. (the “Company”) are our responses to the comment letter dated June 5, 2006 (the “Comment Letter”) from the staff of the Commission (the “Staff”) arising out of their review of the Company’s Form 10-K for the year ended December 31, 2005, which was filed on March 15, 2006.
Set forth below are our responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments. We have incorporated the text of the Staff’s comments into the response letter in italicized type and have followed each comment with our response in regular type. References in the letter to “we,” “our,” or “us” means the Company unless otherwise specified.
Form 10-K for the fiscal year ended December 31, 2005
Item 1. Business, page 2
1.	Please provide us with a comprehensive discussion of why you have presented Adjusted EBITDA. Your statement that this measure is commonly used to measure financial performance and evaluate a business is not a substantive justification. Reference Release No. 33-8176 including footnote 44.

Response:
We recognize that Release 33-8176 states a filing under Item 10 under Regulation S-K requires a statement disclosing why the registrant’s management believes that the presentation of a non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. Footnote 44 elaborates on this and states that merely stating a non-GAAP measure is important to analysts can not be the sole support for presenting the non-GAAP measure. While we presented some analysis relating to this criteria in our Form 10-K, we believe the following disclosure provides a more complete and comprehensive explanation of the importance of Adjusted EBITDA and we would include disclosure that is substantively the same as this in any future filings governed by Item 10 of Regulation S-K.
We have provided the non-GAAP measure of Adjusted EBITDA in our 2005 Form 10-K because our major debt agreements use this measurement as a key component which affects our ability to incur additional indebtedness, make investments, and pay certain restricted payments, such as dividends. It is also an important measurement tool for (1) financial institutions that provide us with capital; (2) investors; and (3) our Board and management. In each instance, we use Adjusted EBITDA because it excludes items that are not expected to impact the long-term cash flow of the business and are not an indication of our ongoing operating performance. The following paragraphs provide a more detailed explanation of its importance to each group.
As of December 31, 2005, outstanding indebtedness under our First Lien Senior Credit Agreement and Second Lien Senior Credit Agreement, each dated February 10, 2004 (the “Credit Agreements”) was $446.4 million, or 90% or our total debt outstanding. Management believes the Credit Agreements are material agreements and their covenants are material terms of these agreements. The Credit Agreements utilize what we have defined as Adjusted EBITDA, a non-GAAP financial measure, as the numerator in determination of our Fixed Charge Coverage Ratio (as defined in our Credit Agreements), which is used in covenants in our Credit Agreements to limit our ability to incur further indebtedness (which could be a factor of liquidity), to pay dividends to our investors, and to make other types of restricted payments, such as investments. The disclosure of the use of the Fixed Charge Coverage Ratio and the components of its calculation was made in our Note 7 to our Consolidated Financial Statements. The components we disclosed in Note 7 are consistent with our definition of Adjusted EBITDA. Adjusted EBITDA is substantially equivalent to EBITDA as defined in our Credit Agreements. We refer you to the definitions of EBITDA and Consolidated Net Income, which are included on pages 10 and 7, respectively, of our First Lien Senior Credit Agreement (Exhibit 4(a) (2) to our 2003 Form 10-K) and pages 9 and 7, respectively, of our Second Lien Credit Agreement (Exhibit 4(a) (3) to our 2003 Form 10-K).
We provide Adjusted EBITDA as an additional measure frequently used to value an enterprise and to enable investors to analyze the efficiency of our operations and to compare and/or rank us with other companies with differing capital structures. We also believe it assists investors in analyzing our future ability to pay dividends, which is a key component in many investment decisions.
Our Board, our chief decision maker, and senior management use Adjusted EBITDA to evaluate the operating performance of their segments and determine incentive compensation for employees throughout the organization. This focus by management has led us to disclose Segment EBITDA, which is based on Segment profit (loss) as contained in Note 15 to our Consolidated Financial Statements, as a key financial measurement.
Despite the importance of Adjusted EBITDA, we recognize that this non-GAAP financial measure does not replace the presentation of our GAAP financial results and is not intended to represent cash flows or an alternative to net income. Adjusted EBITDA is simply provided as supplemental information and an additional measurement tool to assist our management and certain investors in analyzing our performance.
2.	With the exception of the adjustments for depreciation and amortization included in your presentation of Adjusted EBITDA, please provide us with a detailed analysis of why you believe each adjustment is allowable under Regulation G and Item 10 of Regulation S-K. Please note that adjustments that required, or will require, cash settlement and adjustments where it is reasonably likely that the charge will recur within two years are prohibited.
Response:
In Question & Answer 10 in Frequently Asked Questions Regarding the Use of Non-GAAP financial measures issued on June 13, 2003 the Staff indicated that if credit agreements were material and the calculation and compliance was a material part of the credit agreement then non-GAAP terms relevant to those covenants could be disclosed despite the prohibitions in Item 10(e) of Regulation S-K. We have explained in our response to question 1 why the

Credit Agreements and their covenants are material. The remainder of this response explains why these adjustments were required in the calculation of “Adjusted EBITDA” which is substantively “EBITDA” as defined in our Credit Agreements. We defined Adjusted EBITDA for 2005 as Net Earnings (Loss) From Continuing Operations plus Income Tax Expense (Benefit), Interest Expense, Depreciation Expense, Amortization Expense, Restructuring Charges, Provision for Uncollectible Accounts, and Other Expense, net. We believe that each adjustment in Adjusted EBITDA is allowed because all are required in computing that measure for purposes of determining the Fixed Charge Coverage Ratio which is used in many of the covenants in the Credit Agreements. Our Credit Agreements provide a definition of “Consolidated Net Income” (which is the starting point for calculation of EBITDA) which exclude (meaning those amounts are an “add-back”) (i) non-recurring and non-operational items, and (ii) income or loss attributable to discontinued operations (regardless of whether such items were classified as discontinued operations under GAAP) from the calculation of Consolidated Net Income. A non-recurring and non-operational item is a charge (or series of charges related to a single event) which is not operational in nature (meaning it does not relate to the ongoing selling and manufacturing of our products) and where that event has not occurred during the previous two-year period and is not expected to occur again within two years. Our Credit Agreements also provide an exclusion from (meaning those amounts are an “add-back”) EBITDA for (i) non-recurring fees, cash charges and other cash expenses made or incurred in connection with the Transactions and (ii) Consolidated Non-cash charges as defined in the Credit Agreements (“Non-cash charges”).
We have provided further detail on each adjustment (other than depreciation and amortization):
Other Expense, Net (also disclosed in Note 5 to our Consolidated Financial Statements)
     Legal Costs. These costs consist of fees, settlements and other expenses arising out of an investigation by the Department of Justice into alleged price fixing in the polyester staple fiber industry and related civil litigation. The Department of Justice has publicly abandoned this investigation and we have settled all the civil litigation except one suit brought by the State of California. These charges represent our best estimate of the total amount of these costs. While the charges were reflected in several quarters, the charges were each the result of a single event that has only occurred once (we were notified of the investigation in January 2001) and is not expected to occur in the next two years, and is therefore non-recurring and non-operational.
     Hurricane Katrina costs. These costs are the result of Hurricane Katrina, which caused our Pearl River facility in Hancock County, Mississippi to be shut down for an extended period due to flooding. We have insurance that covers substantially all these costs (as well as lost profits which are not included in these costs) in excess of a $20 million deductible. If the insurance proceeds from the claim related to our lost profits and business interruption is greater than $20 million, then we will not have incurred any net loss (or cash loss) with respect to property damage. We have not filed our insurance claim. When we receive the insurance reimbursement we will not include this income in our calculation of Adjusted EBITDA. While the charges for Hurricane Katrina were reflected in several quarters, the charges were each the result of a single event that has only occurred once within the past two years. Based on our historical experience we do not expect a hurricane to result in a prolonged shut down of any of our facilities within the next two years; therefore we consider these costs to be non-recurring and non-operational for the purpose of calculating Adjusted EBITDA. For financial statement reporting purposes, these costs were included in Operating income (loss) in accordance with TPA 5400.05.
     Non-capitalizable financing costs. These are cash costs resulting from the termination of certain financing arrangements in February 2004. Any charges relating to these items are specifically excluded from the calculation of EBITDA. Additionally, the financial impact of this item has been fully realized and has not occurred in the two years after February 2004.
     Rebates from anti-dumping duties. These are payments we receive pursuant to federal legislation that causes the government to distribute anti-dumping duties it levies and receives to the companies that were affected by the dumping that led to the duties. The legislation that requires the distribution of anti-dumping duties collected by the government has been repealed, and we do not expect to receive any further distribution of such duties collected after September 2007. This income was eliminated from the calculation of Adjusted EBITDA because it was non-recurring and non-operational.
     Accelerated stock option vesting. These are non-cash charges related to the vesting of stock options in 2003. This vesting was the result of a preferred stock investment that resulted in vesting any issued and outstanding stock options. These non-cash charges were determined to be non-recurring and non-operational.
Restructuring charges. Although there have been multiple restructuring charges, they have all been related to separate plans, each consisting of restructurings in separate Wellman businesses. The largest component of the restructurings related to our cost reduction plan that commenced in 2003 and included both non-cash as well as cash (i.e., severance costs) charges. All of the restructuring costs were accounted for in accordance with SFAS No. 146 and are permitted adjustments in the calculation of EBITDA under our Credit Agreements because either because they were (i) non-recurring and non-operational; (ii) Non-cash charges; or (iii) because the related to operations that were discontinued even though they did not meet the GAAP definition of discontinued operations.
Provision for Uncollectible Accounts. This is an estimate of accounts receivable that may not be collected in future periods. This item is a Non-cash charge that is excluded from the calculation of EBITDA under our Credit Agreements.
Impairment Charge. This charge, which was recorded in the fourth quarter of 2003, represented a reduction in the carrying value of the abandoned polyester staple fiber spinning and drawing assets at our Pearl River facility to their estimated fair value. This charge was a Non-cash charge that is excluded from the calculation of EBITDA under our Credit Agreements.
Financing Adjustments. These represent certain operating expenses associated with obligations that were refinanced in our February 2004 Financing. The adjustments assume that the February 2004 Financing was completed before the beginning of that period. These are provided because we had a very different capital structure before and after the 2004 financings, and these adjustments are required so Adjusted EBITDA is computed on a comparable basis before and after the February 2004 Financing. The reclassification of these financing adjustments from items included in Operating income (loss) to Interest expense, net did not involve any cash settlement and is not expected to recur in the future.
As previously stated, these items are not included in the calculation of the Fixed Charge Coverage Ratio in our Credit Agreements. Additionally, management does not believe that these items impact the long-term performance or valuation of the business.
We will provide additional disclosures in future filings as to the use of Adjusted EBITDA, appropriate reconciliations, and explanations of adjustments as is deemed appropriate.
Item 3, Legal Proceedings, page 16
3.	It is unclear whether you believe a material loss is possible related to the class action lawsuits alleging violations of state antitrust or unfair competition laws. If a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and SFAS 5. In addition, tell us, with a view towards future disclosure, what you consider would be a cost effective manner of settling the case.
Response:
We do not believe that a material loss is possible with respect to the class action lawsuits alleging violations of state antitrust or unfair competition laws. In May 2006, we settled all state lawsuits except California for $850,000 plus $150,000 in costs. This settlement approximated the amount that was contemplated when we recorded $35.9 million in charges during 2005. Our position in settling lawsuits in a cost effective manner is that we would settle for the cost to litigate plus some small amount to avoid disruption to our business. We will clarify all future filings to indicate that we do not expect to have a material loss with respect to the remaining California litigation.
Critical Accounting Policies and Estimates, page 20
4.	We believe that your disclosures under critical accounting policies should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. See Release No. 33-8350.
Response:
Set forth below is the revised language concerning critical accounting policies that we propose to be contained in our 2006 Form 10-K. For convenience, the additional disclosures are underlined. Since the disclosure is not materially different from the disclosure previously provided, we respectfully request that we not be required to amend our previous filing to contain this revised language.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our accounting policies are more fully described in Note 1 of the Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions about future events that affect the amounts reported in financial statements and accompanying notes.
We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements; therefore, we consider these to be our critical accounting estimates. Actual results could differ significantly from those estimates.
Revenue Recognition
Revenue from sales to customers is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of delivery if we retain the risk of loss during shipment. For products that are shipped on a consignment basis, revenue is recognized when the customer uses the product. Costs incurred in shipping the products sold are included in cost of sales. Billings to customers for shipping costs are included in sales revenue.

Provisions for allowances, discounts and rebates to customers are recorded at the time of sale based on our best estimates, which may change. A considerable amount of judgment is required in assessing the ultimate amount of allowances, discounts, and rebates. Our estimates could vary significantly from actual amounts realized, resulting in adjustments to selling prices.
Allowance for Doubtful Accounts
We perform periodic credit evaluations of our customers’ financial condition. We have established an allowance for doubtful accounts based on our evaluation of the credit-worthiness of our customers and the potential risks inherent in their businesses. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, especially in light of the difficult economic conditions facing our FRPG customers. These judgments could vary significantly from actual amounts realized, resulting in changes in bad debt expense and allowances. The allowance for doubtful accounts will increase or decrease based on circumstances or specific events impacting customers, including bankruptcy filings and changes in the customers’ credit ratings. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As disclosed in Note 14 to our Consolidated Financial Statements, five of our customers comprised approximately 40% of our total accounts receivable at December 31, 2005. A downturn in the financial condition of any of these customers may have a negative impact on our financial results of operations. For trade receivables of $160.3 million and $200.2 million at December 31, 2005 and 2004, respectively, our allowances were $2.1 million and $2.6 million, respectively.
Inventory Valuation
Inventories are stated at the lower of cost or market. Cost is recorded based on the purchase price of goods less estimated rebates or credits, and we principally use a first-in, first-out (FIFO) flow of inventory assumption. The physical condition (i.e., quality) of the inventories is also considered in establishing the valuation. Our estimates of rebates, credits and the physical condition of the goods are judgments and the actual results could vary significantly, either favorably or unfavorably. Changes in our inventory valuation resulting from such variances would affect our cost of sales.
Property, Plant and Equipment
Property, plant and equipment are carried at cost. Depreciation for assets is provided based on their estimated useful lives and is computed using the straight-line method or the units of production method. Changes in circumstances such as technological advances, changes to our capital strategy, or changes to our business model could result in the actual lives differing from our estimates, in which case our earnings could be affected.
We evaluate the carrying value of long-lived assets when events or changes in circumstances indicate that the carrying value of a fixed asset group may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of a group of assets, adverse change in the extent or manner in which the group of assets are being used, significant changes in the business climate, or current or projected cash flow losses associated with the use of a group of assets. If any of the impairment indicators are present or if other circumstances indicate that impairment may exist, we then determine whether an impairment loss should be recognized. We estimate the future undiscounted cash flows to be derived from the entire facility or site to determine its fair market value and whether or not a potential impairment exists. In estimating the future undiscounted cash flows to be generated by long-lived assets to be held and used, major assumptions and estimates include expected period of operation, projected future product pricing, future raw material costs, and market supply and demand. Changes in any of these estimates and assumptions could have a material effect on the estimated future cash flows to be generated by our assets. If the carrying value exceeds the estimate of future undiscounted cash flows, we then calculate and record the impairment, which is equal to the excess of the carrying value of the asset over the estimate of its fair market value. For long-lived assets to be held and used, fair value is determined primarily using either the projected cash flows discounted at a rate commensurate with the risks involved or an appraisal. For long-lived assets to be disposed of by sale, fair value is determined in a similar manner, except that fair values are reduced for disposal costs.
Goodwill and Other Intangible Assets
In accordance with Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but we test for impairment at least annually at the reporting unit level by comparing the estimated future discounted cash flows to the carrying value of the reporting unit, including goodwill. We use a two-step test to measure the amount of goodwill impairment loss to be recognized, if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step, which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, is performed to measure the amount of the impairment loss. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss is limited to the carrying amount of the goodwill, and the adjusted carrying amount of goodwill will be used as its new accounting basis.
The estimate of future discounted cash flows is based upon, among other things, certain assumptions about future operating performance. Our estimates of future discounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, our business model, or our operating performance.
Deferred Tax Assets
We record deferred tax assets for tax benefits we expect to be recognized in future periods, principally as a result of the utilization of net operating losses and tax credits. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If our businesses do not perform as expected, the valuation allowance may change. If that occurred, an adjustment to the deferred tax assets would result in an increase or decrease in our tax expense in the period such determination was made.
Environmental Liability
Our operations are subject to extensive laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Our policy is to expense environmental remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals represent our best estimate of probable non-capital environmental expenditures. Changes in the estimates on which the accruals are based, unanticipated government enforcement actions, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs and, therefore, may have an impact on our consolidated financial results in a future reporting period. Estimated future environmental expenditures for remediation costs range from the minimum of $4.1 million to the maximum of $13.7 million on an undiscounted basis at December 31, 2005. In connection with these contingencies, we have accrued undiscounted liabilities of approximately $6.6 million and $7.0 million at December 31, 2005 and 2004, respectively, which represent our best estimate of probable non-capital environmental expenditures.
Pension Benefits
We have defined benefit plans and defined contribution pension plans that cover substantially all employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability (asset) related to the defined benefit plans. Key factors include assumptions about the expected rates of return on plan assets, salary and pension increases, mortality tables and discount rates. We consider the guidance of our professional advisors as well as market conditions, including changes in investment returns and interest rates, in making these assumptions.
We manage the assets in our defined benefit plans to obtain the highest possible return over the long-term commensurate with the appropriate level of assumed risk. In order to moderate the investment portfolio’s volatility, we forecast financial market returns over a wide range of potential future economic trends. The expected rate of return on plan assets is a long-term assumption and is reviewed annually. The discount rate reflects the market rate for high-quality fixed income debt instruments at December 31 and is subject to change each year.
Unrecognized actuarial gains or losses are amortized using the “corridor method” as defined by SFAS No. 87 for our domestic defined benefit plans and the Dutch plans. For the Irish plans, we separately identify actuarial gains and losses on the plan’s assets and projected benefit obligations and amortize them over a period of five years, subject to the minimum amortization requirements of SFAS No. 87. Unrecognized actuarial gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on plan assets.
As a result of our voluntary accounting change in the first quarter of 2006, the previous paragraph will change in future disclosures as follows: During the first quarter of 2006, we voluntarily changed our accounting principle for recognizing net actuarial gains or losses relating to our defined benefit plans. Historically, we amortized actuarial gains and losses for our domestic and Dutch plans using the corridor method as defined by SFAS No. 87, “Employer’s Accounting for Pensions.” For our Irish plans, we used a five-year straight-line method (subject to the minimum amortization provisions). We are now recognizing the net actuarial gains or losses in the fourth quarter of the year they are incurred in conjunction with our annual actuarial valuations. Actuarial gains and losses result from differences between the actual results and the assumptions used for the discount rate, return on assets, wage and inflation assumptions, changes in mortality tables and various other assumptions.
The actuarial assumptions we used in determining our pension benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While we believe the assumptions used are appropriate, differences in actual experience or changes in assumptions may be material.

Capital Resources and Liquidity, page 29
5.	Tell us, with a view towards future disclosure, why your accounts receivable balance decreased from 2004 to 2005.
Response:
As shown on the face of our Consolidated Statement of Cash Flows for the year ended December 31, 2005, our accounts receivable decreased by $35.4 million during 2005. This decrease in accounts receivable was primarily the result of lower sales revenue during the 4th quarter of 2005 due to the effects of the Gulf Coast hurricanes. As disclosed in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations,” lower Packaging Products Group (PPG) volumes occurred as a result of our Pearl River facility losing more than 2 months production due to hurricane Katrina and reduced sales due to increased PET resin imports into the U.S. during the fourth quarter of 2005. The following table illustrates the effect of the lower sales revenue on our December 31, 2005 and 2004 accounts receivable balances.

	As of and for the three
	months ended December 31,
	2005	2004
Sales Revenue	$301.3	$372.2
Accounts Receivable	$160.3	$200.2
Days’ Sales Outstanding	49 days	49 days
This chart shows that there has been no material change in our days’ sales outstanding and that the decrease in accounts receivable as of December 31, 2005 as compared to the prior year is not due to a change in (i) the terms and conditions we extended to our customers or (ii) the cash collection performance of our customers.
We agree that significant changes in our accounts receivables balances need to be clearly explained and will provide such additional disclosure in our future filings.
Table of Contractual Obligations, page 30
6.	With a view towards future disclosure, please clarify for us how you have estimated the future interest rates on your debt. Your reference to a forward curve rate is too general for a reader to understand what rate you are assuming.

Response:
The methodology and key assumptions used in “Table II: Contractual Obligations” to determine future interest rates and therefore expense on our Debt Agreements were as follows:
•	The interest rates specified in all of our long-term debt agreements are primarily based on 3-month LIBOR plus a fixed spread. All future contractual obligations were based on this interest rate through the maturity date of the debt.

•	The 3-month LIBOR rate used for future periods was based on a forward curve provided by a major investment bank as of a date close to the filing of our Form 10-K. This 3-month LIBOR forward interest rate curve provided rates ranging between 4.68% and 5.0% for the period 2006 through 2010.

•	Any portion of our debt which had been swapped from variable-rate into fixed-rate debt as of the date of our Form 10-K filing was treated as fixed-rate debt for purposes of calculating interest payments on our debt agreements. All such derivatives were disclosed in Note 14 to our Consolidated Financial Statements.
Since we do not disclose contractual obligations in our quarterly Form 10-Q filings unless there is a significant change, we will disclose in our next Form 10-K the basis for our interest rate assumptions in a more detailed manner.
Consolidated Balance Sheets, page 37
7.	Please provide us with a detail of the components of your other assets balance and tell us why the balance is presented on a net basis.
Response:
As reported in our Consolidated Balance Sheets, Other Assets, net totaled $73.7 million and $95.3 million at December 31, 2005 and 2004, respectively. These balances were comprised of the following:

	December 31
(in millions)	2005	2004
Payment for Long-Term Favorable Raw Material Contract	$31.4	$47.1
Prepaid Pension Benefit Cost	22.2	25.7
Long-Term Debt Issuance Costs	12.0	15.2
Municipal Bond (held with respect to construction of our Pearl River, MS facility)	5.0	5.0
Miscellaneous	3.1	2.3

TOTAL	$73.7	$95.3

The “Other Assets, net” balance is presented net since certain assets which are part of our normal business operations and were entered into in the ordinary course of business, specifically the Payment for Long-Term Favorable Raw Material Contract and the Long-term Debt Issuance Costs, are shown net of accumulated amortization.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 40
8.	With a view towards future disclosure, please provide us with a more specific and detailed description of your revenue recognition policy. Please ensure that you include a discussion of the point in time when title and risk of ownership of your goods is transferred to the customer.
Response:
Revenue from sales to customers is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of delivery if we retain the risk of loss during shipment. For products that are shipped on a consignment basis, revenue is recognized when the customer uses the product. Costs incurred in shipping the products sold are included in cost of sales. Billings to customers for shipping costs are included in sales revenue.
Provisions for allowances, discounts and rebates to customers are recorded at the time of sale based on our best estimates. Net sales consist of gross sales reduced by allowances, discounts, and rebates.
Since we do not disclose accounting policies in our quarterly Form 10-Q filings unless there are changes to our policies, we will disclose in our next Form 10-K a more detailed discussion of our revenue recognition policy, specifically a discussion of the point in time when title and risk of ownership is transferred to the customer.
Goodwill and Other Intangible Assets, page 42
9.	We note that your impairment policy for goodwill states that you compare the fair value of your reporting units to their carrying value. It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS 142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. In addition, please ensure that your disclosed accounting policy complies with SFAS 142.

Response:
As discussed in paragraphs 19-22 of Statement of Financial Accounting Standards (SFAS) No. 142, we use a two-step test to measure the amount of goodwill impairment loss to be recognized, if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step, which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, is performed to measure the amount of the impairment loss. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss is limited to the carrying amount of the goodwill, and the adjusted carrying amount of goodwill will be used as its new accounting basis.
Our impairment test, which is performed annually, is consistent with SFAS No. 142. Since we do not disclose accounting policies on a quarterly basis unless there are changes, we will disclose in our next Form 10-K filing a more detailed policy as to how we determine and measure goodwill impairment.
10.	Please revise future filings to disclose how you have allocated your goodwill to each of your reportable segments in accordance with paragraph 45 of SFAS 142.
Response:
All of our Goodwill that is currently included in our Consolidated Financial Statements is allocated to our Packaging Products Group (PPG) in accordance with paragraph 45 of SFAS No. 142. We will appropriately disclose how our Goodwill is allocated in our future filings.
Note 4, Accrued Liabilities, page 45
11.	Please tell us what is included in your other accrued liabilities balance and why there was no change in the balance from 2004 to 2005.
Response:
As disclosed in Note 4 to our Consolidated Financial Statements, Accrued Liabilities consisted of the following:

	December 31,
(in millions)	2005	2004
Payroll, compensation and benefits	$12.0	$14.2
Interest	7.9	6.7
Property and other taxes	6.4	7.3
Restructuring reserves	0.1	1.6
Other	19.4	19.4

TOTAL	$45.8	$49.2

The “Other” balance consisted of the following:

	December 31,
(in millions)	2005	2004
Accrued professional and legal costs	$6.0	$2.5
Accrued liability on Tolling/Purchasing Arrangement	3.8	6.3
Deferred revenue	3.8	3.8
Accrued workers’ compensation claims	1.6	1.3
Accrued sales claims	1.1	1.7
Miscellaneous other short-term accruals	3.1	3.8

TOTAL	$19.4	$19.4

There was no change in the “Other” accrued liabilities since increases in our accrued professional and legal costs in 2005 were offset by changes in the accrued liability on tolling/purchasing arrangement and other accruals. The change in the accrued liability on the tolling/purchasing arrangement between December 31, 2005 and 2004 was a timing difference as the accrued liability balance can and will fluctuate based on the amount of product being processed through this arrangement.
Note 8, Income Taxes, page 49
12.	Please clarify for us how the net deferred tax assets and liabilities presented in your footnote reconciles to your balance sheet.

Response:

(In millions)	12/31/2005 Form 10K
	Consolidated
	Balance
	Sheet	Note 8
Current taxes payable	$0.1
Deferred taxes — current	2.6	$2.6
Accrued liabilities	43.1

Total accrued liabilities (A)	$45.8

Deferred taxes — long-term	$32.7	32.7
Pension liability	45.0
Other liabilities	14.9
Accrued environmental	6.6
Deferred revenue — long-term	1.9
Swaps — fair value	1.0
Miscellaneous other	0.4

Deferred income taxes & other liabilities	$102.5

Net deferred income taxes (B)		$35.3

(A) —	See Note 4 to the Consolidated Financial Statements
(B) —	See Note 8 to the Consolidated Financial Statements
13.	Given your recurring losses, please tell us how you determined that a more substantial valuation allowance was not required. Reference SFAS 109.
Response:
As indicated in Note 8 to our Consolidated Financial Statements, at December 31, 2005 we had a net cumulative deferred tax liability of $35.3 million. This is composed of deferred tax liabilities of $205.3 million (which are primarily attributable to depreciation - $196.1 million) offset by a net deferred tax asset of $170.0 million. The net deferred tax assets are composed of total deferred tax assets of $207 million offset by a valuation allowance of $37.0 million. Our total deferred tax asset is primarily attributable to domestic and foreign net operating loss carryforwards. The domestic net operating loss carryforward is attributable to both federal and state operating loss carryforwards. We calculated our valuation allowance in accordance with the provisions of paragraph 21 of SFAS 109. We determined that a valuation allowance was not appropriate for our federal tax loss carryforwards because the depreciation liability (which is larger than the deferred tax asset associated with federal net operating loss carryforwards) reverses within the federal loss carryforward period. This means it is more likely than not that all of the federal portion of the domestic loss carryforward will be realized. The federal net operating losses do not begin to expire until the year 2018.
A valuation allowance has been provided for a portion of the domestic loss carryforward attributable to state net operating losses due to the shorter loss carryforward period for states and the reduction or elimination of operations in various states as a result of restructuring and cost reductions actions. Additionally, a full valuation allowance has been provided for the foreign losses reflecting the lack of sufficient deferred liability reversals, inability to carry losses back and an unfavorable earnings history for the entity generating the losses.
Based upon the above analysis we believe the $37.0 million valuation which is primarily attributable to foreign and state net operating losses is appropriate. The Company continues to monitor its deferred tax assets and if appropriate, will adjust our valuation allowances on a quarterly basis.
Note 11, Stockholders’ Equity, page 57
14.	With a view towards future disclosure, please clarify for us why you do not expect the adoption of SFAS 123(R) to have an impact on your consolidated financial statements.
Response:
As stated in Note 11 to our Consolidated Financial Statements, we do not expect that the adoption of SFAS 123(R) will have an impact on our Consolidated Financial Statements, since all outstanding stock options were fully vested as of December 31, 2005 (see Note 11 to our Consolidated Financial Statements and our 8-K filed on January 4, 2006 for more information) and our current compensation strategy does not include the issuance of stock options. Should our compensation strategy change, or if we were to issue stock options or any other stock-related instrument that is subject to the regulations of SFAS 123(R), we would appropriately disclose such fact in our next required SEC filing.
Exhibits 31.1 and 31.2
15.	We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Response:
We will delete the title of each officer in the first sentence of each certification in future filings. The inclusion of the titles of Chief Executive Officer, the principal executive officer, and Chief Financial Officer, the principal financial officer, was not intended to limit the capacity in which such individuals provided the certifications in the Form 10-K for the year ended December 31, 2005. Our certifying officers represent and will affirmatively state that they are signing all of the certifications in their personal capacity.
Conclusion
We respectfully request that, based on the information contained herein, we will modify our future filings as noted in the responses.
In connection with responding to these comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff concerns do not foreclose the Commission taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to call the undersigned at 732-212-3318 or Roger Glenn at 212-912-2753 should you need additional information or have any questions. Thank you.
Sincerely,
/s/ Keith R. Phillips
Keith R. Phillips
Chief Financial Officer

Cc:	Tricia Armelin, Securities and Exchange Commission
D. Roger Glenn, Esq. — Edwards, Angell, Palmer & Dodge
Thomas M. Duff, Chief Executive Officer
Mark J. Ruday, Chief Accounting Officer
David J. McKittrick, Chairman of the Audit Committee
Larry Herlong, Ernst & Young